UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                AMREP CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    03215910
                                 --------------
                                 (CUSIP Number)

                                  Albert Russo
                           c/o American Simlex Company
           401 Broadway, Suite 1712, New York, NY 10013 212-966-0775
           ----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                November 15, 2006
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          -----------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 03215910
-------------------------------------------------------------------------------
(1) NAMES OF REPORTING PERSONS.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

    Albert Russo
-------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A                                     (a) /X/
    MEMBER OF A GROUP*                                                 (b) / /

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                          -0-
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               1,170,040
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                                 676,741
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                      -0-
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,170,040
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                 / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 03215910
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Lena Russo
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) /X/
         MEMBER OF A GROUP*                                            (b) / /

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                      -0-
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                           1,170,040
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                              40,740
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                  -0-
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,170,040
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 03215910
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Clifton Russo
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) /X/
     MEMBER OF A GROUP*                                                (b) / /

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                      / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                      -0-
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                           1,170,040
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                             251,617
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                  -0-
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,170,040
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 03215910
-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Lawrence Russo
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                    (a) /X/
     MEMBER OF A GROUP*                                                (b) / /

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                     / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

         Not applicable.
-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
-------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                          -0-
REPORTING PERSON                      -----------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                           1,170,040
                                      -----------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                            200,942
                                      -----------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                       -0-
-------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,170,040
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                  / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03215910


     Item 5 of the Schedule 13D, dated June 26, 1995 (the "Schedule 13D"), as amended by Amendment No. 1 thereto dated May 31, 1996 and Amendment No. 2 thereto dated November 6, 2001, filed by Albert Russo, Lena Russo, Clifton Russo and Lawrence Russo (collectively, the "Reporting Persons") with respect to the common stock, par value $0.10 per share (the "Common Stock"), of AMREP Corporation ("Amrep") is hereby amended by adding thereto the information set forth below in this Amendment No. 3 to Schedule 13D ("Amendment No. 3"). Capitalized terms used herein and not elsewhere defined shall have the respective meanings provided in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5(a),(b) and (c) is hereby supplemented by the addition of the following:

     (a), (b) The aggregate percentage of shares of the Common Stock reported owned by each Reporting Person in this Amendment No. 3 is based upon 6,646,612 shares deemed outstanding, which number is the sum of 6,645,112 shares outstanding as reported in Amrep's Form 10-Q for the fiscal quarterly period ended July 31, 2006, as filed with the Securities and Exchange Commission, and 1,500 shares issuable by Amrep to Albert Russo under presently exercisable options. Each Reporting Person has sole dispositive and, subject to the decision of the Reporting Persons to act as a group as reported in the Schedule 13D, voting power with respect to all of the shares of Common Stock reported as being beneficially owned by him or her. The shares of Common Stock beneficially owned by Albert Russo, however, include 49,100 shares that he holds under the Uniform Gifts to Minors Act for his minor children.

     As of the date hereof:

     (i) Albert Russo owns 676,741 shares of the Common Stock (including 1,500 shares issuable by Amrep under presently exercisable options), constituting approximately 10.2% of the shares outstanding.

     (ii) Lena Russo owns 40,740 shares of the Common Stock, constituting approximately 0.6% of the shares outstanding.

     (iii) Clifton Russo owns 251,617 shares of the Common Stock, constituting approximately 3.8% of the shares outstanding.

     (iv) Lawrence Russo owns 200,942 shares of the Common Stock, constituting approximately 3.0% of the shares outstanding.

     (c) On November 7, 2006, Albert Russo sold 1,600 shares of the Common Stock at $68.90 per share, and 400 shares of the Common Stock at $69.01 per share.

     On November 9, 2006, Albert Russo sold 1,700 shares of the Common Stock at $71.53 per share, 200 shares of the Common Stock at $71.73 per share, and 100 shares of the Common Stock at $71.81 per share.

     On November 14, 2006, Albert Russo sold 2,000 shares of the Common Stock at $80.00 per share, 1,600 shares of the Common Stock at $78.10 per share and 400 shares of the Common Stock at $78.67 per share.

     On October 6, 2006, Lawrence Russo sold 4,000 shares of the Common Stock at $60.00 per share.

     On November 15, 2006, Lawrence Russo sold 15,000 shares of the Common Stock at $81.00 per share.

     On November 24, 2006, Lawrence Russo sold 7,500 shares of the Common Stock at $87.00 per share.

     On October 5, 2006, Lena Russo sold 2,000 shares of the Common Stock at $60.14 per share.

     On October 17, 2006, Lena Russo sold 1,000 shares of the Common Stock at $68.00 per share.

     On October 30, 2006, Lena Russo sold 1,000 shares of the Common Stock at $69.00 per share.

     On October 31, 2006, Lena Russo sold 2,000 shares of the Common Stock at $72.50 per share.

     On October 9, 2006, Clifton Russo sold 1,000 shares of the Common Stock at $63.00 per share, 1,000 shares of the Common Stock at $64.00 per share and 100 shares of the Common Stock at $64.25 per share.

     On October 16, 2006, Clifton Russo sold 1,000 shares of the Common Stock at $66.30 per share and 100 shares of the Common Stock at $66.50 per share.

     On October 17, 2006, Clifton Russo sold 500 shares of the Common Stock at $68.00 per share.

     On October 18, 2006, Clifton Russo sold 1,000 shares of the Common Stock at $71.15 per share.

     On November 9, 2006, Clifton Russo sold 1,000 shares of the Common Stock at $71.00 per share.

     On November 14, 2006, Clifton Russo sold 1,000 shares of the Common Stock at $78.50 per share, 1,000 shares of the Common Stock at $79.12 per share, 1,000 shares of the Common Stock at $80.00 per share and 1,000 shares of Common Stock at $83.00 per share.

     On November 22, 2006, Clifton Russo sold 1,000 shares of the Common Stock at $85.00 per share.

     On November 29, 2006, Clifton Russo sold 1,000 shares of the Common Stock at $92.00 per share

     All of the foregoing transactions were effected through the New York Stock Exchange.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2006


                    /s/ Albert Russo
                    -----------------------------
                    Albert Russo, individually and as attorney-in-fact for each of Lena Russo, Clifton Russo and Lawrence Russo under Powers of Attorney dated May 31, 1996 and filed with the Securities and Exchange Commission as an Exhibit to Amendment No. 1 to the Schedule 13D.